

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 4, 2014

<u>Via E-mail</u>
Mitchell A. Sabshon
Director, President and Chief Executive Officer
Inland Real Estate Income Trust II, Inc.
2901 Butterfield road
Oak Brook, IL 60523

**Re: Inland Real Estate Income Trust II, Inc.
Draft Registration Statement on Form S-11
Submitted January 7, 2014
CIK No. 0001595627**

Dear Mr. Sabshon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer

use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3**.**

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

6.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 3 regarding pension plan investments. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Cover Page

7.   We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in size 10-point font or greater.

Questions and Answers About the Offering, page 1

8.   Throughout your registration statement you utilize industry jargon. If you must include technical terms in the body of your prospectus that are understood only by industry experts, please concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

Will the company consider becoming self-managed …?, page 6

9.   We note your disclosure that you will not pay a fee to internalize your management if you comply with the terms of the agreement. Please clarify, if true, that you will need to purchase the units issued to your manager in this situation and that this amount may be significant.

Prospectus Summary, page 16

Compensation Payable to Affiliates of IREIC, page 21

10.   In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

Compensation Table, page 71

11.   Please revise here and where appropriate to highlight the conflict related to the fact that the management performance interest could be triggered even if distributions are sourced from proceeds other than income or operating cash flow or advise. Add a risk factor to address this specific conflict.

12.   Please clarify the nature of the services that must be performed in order for the Business Manager to receive the mortgage financing fee.

Publicly Registered REITs, page 92

13.   Where you disclose the current per share price, please also disclose the IPO per share price.

Distributions by Publicly Registered REITs, page 106

14.   Considering this disclosure is not requested by the guidance include in Industry Guide 5, please tell us the purpose and relevance for this information. Also, please rename the third column of each table since that portion of the distribution appears to represent a deferred tax consequence.

Management, page 112

15.   Please revise your disclosure to present the experience of your officers and directors so that it precedes the disclosure regarding the experience of your affiliates officers and directors.

Description of Securities, page 156

16.   Please explain how the distribution and shareholder servicing fee will impact Class C shares.

Experts, page 232

17.   In an amended filing on Form S-11, please provide the consent of your independent registered public accounting firm.

Financial Statements

Consolidated Balance Sheet, page F-2

18.   We note that the company has accounts payable and a retained deficit of approximately $30,000 as of December 31, 2013. Given that it appears the company had some operations during 2013, explain to us how you determined you would not be required to provide a full set of financial statements in your filing.

Prior Performance Tables

Table III, page A-3

19.   Please explain what the row "total income" represents. Also, please show the total distributions, including those reinvested. Also, show the breakdown based on the $1000 invested.

Exhibits

20.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" documents. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Michael J. Choate, Esq. (*via e-mail*)